CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated October 7, 2011 (except with respect to Note 9D, as to which the date is October 26, 2011), with respect to the financial statements of Integrity Applications, Inc. contained in the Registration Statement and Prospectus to be filed on or about October 26, 2011.  We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/S/ FAHN KANNE & CO.
Certified Public Accountants (Isr.)

Tel-Aviv, October 26, 2011

Certified Public Accountants
Fahn Kanne & Co. Is the Israeli member firm of Grant Thornton International Ltd.